Exhibit 99.2

Ehave to Host First Annual Shareholder Meeting

TORONTO, Nov. 22, 2016 /PRNewswire/ -- Ehave, Inc. (OTCQB: EHVVF), a healthcare company dedicated to empowering the mental health community with next-generation digital solutions, today announced that the Company will host its first annual shareholder meeting on Monday, January 9, 2017, at 10:00 a.m. ET at the office of Minden Gross LLP, 145 King Street West, Suite 2200, Toronto, Ontario M5H 4G2. The proposed resolutions can be found below.

Proposed Resolutions:

  Review of Comparative Financial Statements for Fiscal 2014 & 2015
  Appointment of Turner, Stone & Company, Chartered Accountants as Auditor
  Election of New Board Members – Prateek Dwivedi, Ted Whitek, Steve Stefano, and Harry Levy
  Approval of Stock Option Plan
  Approval of Advance Notice Bylaw to provide shareholders, the Board and management with a clear framework for director nominations
  Approval of Share Consolidation

Shareholder Meeting Information:

Date:	Monday, January 9, 2017
Time:	10:00 a.m. ET
Location:	Minden Gross LLP 145 King Street West, Suite 2200 Toronto, Ontario M5H 4G2

About Ehave, Inc.

Ehave is empowering the mental healthcare community with next-generation, data-rich patient management, assessment, and remediation tools. With Ehave Connect, Ehave's cloud-based software platform, clinicians can make better-informed, individualized treatment decisions across teams and disciplines while keeping patients informed and engaged throughout their mental healthcare journey. Ehave Connect offers a powerful set of core features that integrate seamlessly with a growing selection of tools and applications developed by Ehave and its leading partners. Ehave is launching several digital applications under its MegaTeam brand for the assessment and remediation of ADHD, with pilot studies now underway at the Hospital for Sick Children (SickKids). Ehave is headquartered in Toronto's Discovery District, a hub of healthcare, innovation, and technology in Toronto, Canada. For more information, visit https://www.ehave.com/

Contact

Tiberend Strategic Advisors, Inc.
Joshua Drumm, Ph.D. (investors)
jdrumm@tiberend.com; (212) 375-2664

Claire LaCagnina (media)
clacagnina@tiberend.com; (212) 375-2686